FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 00-30082

Envoy Communications Group Inc.

(Translation of registrant’s name into English)
172 John Street, Toronto, Ontario, Canada M5T 1X5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ☐

Envoy Communications Group Inc. is filing an amendment to the 6-K filed on February 18, 2005 (Accession number: 0000909567-05-000419) to correct errors in the financial statements.

The following describes the change to note 24(h) on page 42 of the financial statements — As previously reported:

. . . The “loss before income taxes and discontinued operations” for 2004 under US GAAP would be $(2,955,637) (2003 — $(1,207,442), 2002 — $(18,238,156)).

Revised financial statements:

. . . The “loss before income taxes and discontinued operations” for 2004 under US GAAP would be $(2,955,637) (2003 — $(1,199,322), 2002 — $(18,203,924)).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Envoy Communications Group Inc.
(Registrant)

By:/s/ Geoffrey B. Genovese

Name: Geoffrey B. Genovese
Title: President, Chairman
and Chief Executive Officer

Dated: March 2, 2005

Exhibit Index

Exhibit	Description
99.1	Annual report for the year ended September 30, 2004